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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                         HIGHLANDS INSURANCE GROUP, INC.
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                                (Name of issuer)

                         COMMON STOCK, $0.001 PAR VALUE
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                                   431032 10 1
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                                 (Cusip Number)


                                  JULY 22, 1998
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             (Date of Event which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [X] Rule 13d-(c)                         [X] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.  431032101             SCHEDULE 13G                PAGE 2  OF 10 PAGES
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1.                NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
                  NO. OF ABOVE PERSON

                  METROPOLITAN CAPITAL ADVISORS, INC.
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2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) [ ]
                                                                      (B) [X]
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3.                SEC USE ONLY


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4.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  USA
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                               5.     SOLE VOTING POWER

                                      0
   NUMBER OF                  --------------------------------------------------
    SHARES                     6.     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                           400,000
    EACH                      --------------------------------------------------
  REPORTING                    7.     SOLE DISPOSITIVE POWER
   PERSON
    WITH:                             0
                              --------------------------------------------------
                               8.     SHARED DISPOSITIVE POWER

                                      400,000
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9.                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  400,000
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10.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES                                          [ ]
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11.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  3%
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12.               TYPE OF REPORTING PERSON

                  CO
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CUSIP NO.  431032101             SCHEDULE 13G                 PAGE 3 OF 10 PAGES
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1.                NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
                  NO. OF ABOVE PERSON

                  KJ ADVISORS, INC.
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2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) [ ]
                                                                      (B) [X]
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3.                SEC USE ONLY


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4.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  NEW YORK
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                               5.     SOLE VOTING POWER

                                      0
   NUMBER OF                  --------------------------------------------------
    SHARES                     6.     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                           28,500
    EACH                      --------------------------------------------------
  REPORTING                    7.     SOLE DISPOSITIVE POWER
   PERSON
    WITH:                             0
                              --------------------------------------------------
                               8.     SHARED DISPOSITIVE POWER

                                      28,500
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9.                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  28,500
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10.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES                                          [ ]
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11.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  .02%
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12.               TYPE OF REPORTING PERSON

                  CO
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CUSIP NO.  431032101             SCHEDULE 13G                 PAGE 4 OF 10 PAGES
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1.                NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
                  NO. OF ABOVE PERSON

                  METROPOLITAN CAPITAL III, INC.
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2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) [ ]
                                                                      (B) [X]
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3.                SEC USE ONLY


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4.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  NEW YORK
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                               5.     SOLE VOTING POWER

                                      0
   NUMBER OF                  --------------------------------------------------
    SHARES                     6.     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                           350,000
    EACH                      --------------------------------------------------
  REPORTING                    7.     SOLE DISPOSITIVE POWER
   PERSON
    WITH:                             0
                              --------------------------------------------------
                               8.     SHARED DISPOSITIVE POWER

                                      350,000
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9.                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  350,000
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10.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES                                          [ ]
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11.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  2.6%
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12.               TYPE OF REPORTING PERSON

                  CO
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CUSIP NO.  431032101             SCHEDULE 13G                 PAGE 5 OF 10 PAGES
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1.                NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
                  NO. OF ABOVE PERSON

                  JEFFREY E. SCHWARZ
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2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) [ ]
                                                                      (B) [X]
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3.                SEC USE ONLY


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4.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  USA
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                               5.     SOLE VOTING POWER

                                      0
   NUMBER OF                  --------------------------------------------------
    SHARES                     6.     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                           814,000
    EACH                      --------------------------------------------------
  REPORTING                    7.     SOLE DISPOSITIVE POWER
   PERSON
    WITH:                             0
                              --------------------------------------------------
                               8.     SHARED DISPOSITIVE POWER

                                      814,000
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9.                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  814,000
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10.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES                                          [ ]
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11.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  6.2%
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12.               TYPE OF REPORTING PERSON

                  IN
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CUSIP NO.  431032101             SCHEDULE 13G                 PAGE 6 OF 10 PAGES
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1.                NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
                  NO. OF ABOVE PERSON

                  KAREN FINERMAN
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2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) [ ]
                                                                      (B) [X]
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3.                SEC USE ONLY


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4.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  USA
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                               5.     SOLE VOTING POWER

                                      0
   NUMBER OF                  --------------------------------------------------
    SHARES                     6.     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                           463,500
    EACH                      --------------------------------------------------
  REPORTING                    7.     SOLE DISPOSITIVE POWER
   PERSON
    WITH:                             0
                              --------------------------------------------------
                               8.     SHARED DISPOSITIVE POWER

                                      463,500
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9.                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  463,500
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10.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES                                          [ ]
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11.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  3.5%
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12.               TYPE OF REPORTING PERSON

                  IN
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                                                              PAGE 7 OF 10 PAGES
                                                                  ---  ----
ITEM 1.

      (a) Name of Issuer:  Highlands Insurance Group, Inc.
                           ------------------------------

      (b) Address of Issuer's Principal Executive Offices:

                           10370 Richmond Ave. Houston, Tx. 77042-4123
                           --------------------------------------------
ITEM 2.

      (a)  Name of Persons Filing:
      (b)  Address of  Principal  Business  Office or, if none,  Residence:
      (c)  Citizenship:

              (i)   Metropolitan Capital Advisors, Inc., a New York corporation,
                     ("Metropolitan Capital").

              (ii)  KJ Advisors, Inc., a New York corporation ("KJ Advisors").

              (iii) Metropolitan Capital III, Inc., a Delaware corporation.

              (iv)  Jeffrey E. Schwarz, a United States citizen.

              (v)   Karen Finerman, a United States citizen.

              (b), (c) and (f) Each of the Reporting persons has a business address of 660 Madison Avenue, New York, New York 10021.

      (d) Title of Class of Securities:   common stock, $0.001 par value
                                         --------------------------------
      (e) CUSIP Number:   431032101
                          ---------

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

     (a)  [ ] Broker or Dealer registered under Section 15 of the Act

     (b)  [ ] Bank as defined in section 3(a)(6) of the Act

     (c)  [ ] Insurance Company as defined in section 3(a)(19) of the Act

     (d) [ ] Investment Company registered under section 8 of the Investment Company Act of 1940

     (e) [ ] Investment Adviser registered under section 203 of the Investment Advisers Act

     (f) [ ] Employee Benefit Plan, Pension fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see ss.240.13d-1(b)(1)(ii)(F)

     (g) [ ] Parent Holding Company, in accordance with ss.240.13d-1(b)(ii)(G) (Note: See Item 7)

     (h) [ ] A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act

     (i) [ ] A Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940

     (j)  [ ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J)

If this statement is filed pursuant to ss.240.13d-1(c), check this box [ X ].

                                                              PAGE 8 OF 10 PAGES
                                                                  ---  ----
ITEM 4.   OWNERSHIP

      Provide the following information as of that date and identify those shares which there is a right to acquire.

      METROPOLITAN CAPITAL ADVISORS, INC.

      (a) Amount Beneficially Owned:  400,000
                                    --------------------------------------------
      (b) Percent of Class:    3%
                             ---------------------------------------------------
      (c) Number of shares as to which such person has:

            (i)sole power to vote or to direct the vote:   0
                                                         -----------------------
           (ii)shared power to vote or to direct the vote:  400,000
                                                          ----------------------
          (iii)sole power to dispose or to direct the disposition of:  0
                                                                      ----------
           (iv) shared power to dispose or to direct the disposition of: 400,000
                                                                         -------

      KJ ADVISORS, INC.

      (a) Amount Beneficially Owned:      28,500
                                     -------------------------------------------
      (b) Percent of Class:     .02%
                            ----------------------------------------------------
      (c) Number of shares as to which such person has:

          (i)  sole power to vote or to direct the vote:    0
                                                         -----------------------
          (ii) shared power to vote or to direct the vote:   28,500
                                                           ---------------------
          (iii)sole power to dispose or to direct the disposition of:   0
                                                                      ----------
          (iv) shared power to dispose or to direct the disposition of:  28,500
                                                                       ---------


      METROPOLITAN CAPITAL III, INC.

      (a) Amount Beneficially Owned:  350,000
                                     -------------------------------------------
      (b) Percent of Class:   2.6%
                            ----------------------------------------------------
      (c) Number of shares as to which such person has:

          (i)  sole power to vote or to direct the vote:   0
                                                         -----------------------
          (ii) shared power to vote or to direct the vote:  350,000
                                                           ---------------------
          (iii)sole power to dispose or to direct the disposition of:   0
                                                                      ----------
          (iv) shared power to dispose or to direct the disposition of:  350,000
                                                                        --------

      JEFFREY E. SCHWARZ

      (a) Amount Beneficially Owned:  814,000
                                     -------------------------------------------
      (b) Percent of Class:  6.2%
                            ----------------------------------------------------
      (c) Number of shares as to which such person has:

          (i)  sole power to vote or to direct the vote:   0
                                                         -----------------------
          (ii) shared power to vote or to direct the vote:   814,000
                                                           ---------------------
          (iii)sole power to dispose or to direct the disposition of:   0
                                                                      ----------
          (iv) shared power to dispose or to direct the disposition of:  814,000
                                                                        --------

                                                              PAGE 9 OF 10 PAGES
                                                                  ---  ----

      KAREN FINERMAN

      (a) Amount Beneficially Owned:  463,500
                                     -------------------------------------------
      (b) Percent of Class:   3.5%
                            ----------------------------------------------------
      (c) Number of shares as to which such person has:

          (i)  sole power to vote or to direct the vote:   0
                                                         -----------------------
          (ii) shared power to vote or to direct the vote:  463,500
                                                           ---------------------
          (iii)sole power to dispose or to direct the disposition of:  0
                                                                      ----------
          (iv) shared power to dispose or to direct the disposition of:  463,500
                                                                        --------

Instruction: For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

      (i) Metropolitan Capital is the owner of shares of Common Stock of the Issuer solely by reason of its position as General Partner of Metropolitan Capital Advisors, L.P., which by reason of its position as General Partner of Bedford Falls Investors, L.P. has discretionary voting and dispositive power over assets of Bedford Fall Investors, L.P. Thus, by virtue of being the General Partner of Metropolitan Capital Advisors, L.P., the General Partner of Bedford Falls Investors, L.P., Metropolitan Capital may be deemed to have shared voting and dispositive power over the 400,000 shares representing 3% of Common Stock of the Issuer beneficially owned by Bedford Falls Investors, L.P.

      (ii)KJ Advisors, Inc. is the owner of shares of Common Stock of the Issuer solely by reason of its position as General Partner of Metropolitan Capital Partners II, L.P. which has discretionary voting and dispositive power over assets held in a managed account. Thus, by virtue of being the General Partner of Metropolitan Capital Partners II, L.P., KJ Advisors, Inc. may be deemed to have shared voting and dispositive power over the 28,500 shares representing .02% of Common Stock of the Issuer held for the managed account.

     (iii)Metropolitan Capital III, Inc. has purchased no shares of Common Stock of the Issuer solely for its own account. However, by reason of its position as General Partner of Metropolitan Capital Partners III, L.P. which has discretionary voting and dispositive power over the assets of Metropolitan Capital Advisors International Limited, Metropolitan Capital III, Inc. may be deemed to have shared voting and dispositive power over the 350,000 shares representing 2.6% of the Common Stock of the Issuer owned by Metropolitan Capital Advisors International Limited.

      (iv)Jeffrey Schwarz may be deemed the beneficial owner of 814,000 shares of Common Stock, which represents 6.2% of the Common Stock of the Issuer as a result of his being a director, executive officer and controlling stockholder of Metropolitan Capital and Metropolitan Capital III, Inc., and a director, executive officer, and controlling stockholder of KJ Advisors. Jeffrey Schwarz also exercises discretionary authority over and therefore may be deemed an indirect beneficiary of the 4,300 shares of Common Stock held in the Schwarz Family Foundation Trust, the 2,600 shares of Common Stock held in the Jeffrey Schwarz Childrens Trust, and the 9,500 shares of Common Stock held by his father, Shepwood Schwarz. Jeffrey Schwarz individually, directly and beneficially own 19,100 shares of Common Stock of the Issuer other than through such positions.

      (v) Karen Finerman may be deemed the beneficial owner of 463,500 shares of Common Stock which represents 3.5% of the Common Stock of the Issuer as a result of her being a director and executive officer of Metropolitan Capital, a director, executive officer and stockholder of Metropolitan Capital III, Inc., and a director, executive officer, and controlling stockholder of KJ Advisors. Karen Finerman does not beneficially owns any shares of Common Stock of the Issuer other than through such positions.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not Applicable

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not Applicable


ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not Applicable

                                                             PAGE 10 OF 10 PAGES
                                                                 ----  ----

ITEM 10. CERTIFICATION

         By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated this 29th day of July, 1998.




                                       JEFFREY E. SCHWARZ


                                       By: /s/ Jeffrey E. Schwarz
                                           -------------------------------------
                                           Jeffrey E. Schwarz

                                       KAREN FINERMAN


                                       By: /s/ Karen Finerman
                                           -------------------------------------
                                           Karen Finerman


                                       METROPOLITAN CAPITAL ADVISORS, INC.


                                       By: /s/ Karen Finerman
                                           -------------------------------------
                                           President


                                       KJ ADVISORS, INC.


                                       By: /s/ Karen Finerman
                                           -------------------------------------
                                           President

                                       METROPOLITAN CAPITAL III, INC.


                                       By: /s/ Karen Finerman
                                           -------------------------------------
                                           President